Exhibit 99.1

PRESS RELEASE

A Collective Led By Ashton Kutcher And Guy Oseary Announced Today It Is Partnering With
Cultivated Meat Leader MeaTech

Ness Ziona, Israel, October 7, 2021 - A collective led by Ashton Kutcher and Guy Oseary, together with leading strategic players such as Effie Epstein, announced today it is partnering with cultivated meat leader MeaTech 3D Ltd. (Nasdaq: MITC) to accelerate MeaTech’s growth in developing and commercializing MeaTech’s proprietary cultured meat production technologies.

MeaTech is developing a sustainable alternative to industrialized animal farming by developing its proprietary cultured meat production processes based on advanced 3D bioprinting and tissue engineering technologies. MeaTech aims to be a leader of cultivated meat production for a variety of species offerings.

"We are delighted to partner with MeaTech and assist it in its journey to become the market leader in cultured meat production,” said Ashton Kutcher. “We are excited about MeaTech’s innovative technologies, which we believe position MeaTech to be the leader in industrial scale production of cultured meat, a key for a more sustainable and clean meat production. We intend to work closely with MeaTech’s management to help MeaTech implement its strategy and achieve its goals and global success by leveraging our marketing, strategic expertise, and network. The engagement with MeaTech is in line with our group’s mission to provide sustainable solutions through company building, investment, and acceleration of companies and technologies across various sustainability domains.”

Sharon Fima, CEO of MeaTech, said, “We are extremely excited to announce our strategic collaboration with such an entrepreneurial, visionary group. We believe this engagement will help accelerate our journey in becoming the global leader in the cultivated meat industry. We will leverage their expertise and relationships with key industry players to help us propel our strategy, go-to-market activities and brand.”

For more information, please visit https://meatech3d.com/.

About MeaTech

MeaTech 3D is an international company at the forefront of the cultured meat revolution, listed on the Nasdaq Capital Market under the ticker “MITC”. The company initiated activities in 2019 and is headquartered in Ness Ziona, Israel, with a subsidiary in Antwerp, Belgium. The company believes cultured meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech has a particular focus on developing premium, center-of-plate meat products, such as structured marbled steaks. This includes development of high throughput bioprinting systems. Towards this goal the company is developing a suite of advanced manufacturing technologies to produce cell-based alternative protein products. This includes development of cell lines for beef, pork, and chicken.

For more information, please visit https://meatech3d.com/.

Forward-Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 21, 2021. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Alan Ryan Rainier Communications alanryan@rainierco.com Tel: 508-577-6635	Joseph Green Edison Group jgreen@edisongroup.com Tel: 646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 617-418-3096
SOURCE MeaTech 3D Ltd.